Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

						Pro Forma Fiscal Year	Three Months
	Fiscal Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	December 31,	March 31, 2010
EARNINGS:
Earnings (loss) from continuing operations	$57,224	$63,795	$54,530	$(41,606)	$20,586	$20,586	$4,545
Fixed charges	18,927	14,880	14,755	14,959	18,461	23,516	5,563

Earnings before fixed charges	76,151	78,675	69,285	(26,647)	39,047	44,102	10,108
FIXED CHARGES:
Interest expense	14,893	13,370	13,104	13,341	15,050	20,830	5,045
Amortization of deferred financing costs	3,772	1,108	1,111	1,063	2,895	2,170	313
Capitalized interest	—	—	—	—	—	—	—
Interest portion of rent expense	262	402	540	555	516	516	205

Fixed charges	18,927	14,880	14,755	14,959	18,461	23,516	10,108

Ratio of earnings to fixed charges	4.0	5.3	4.7	—	2.1	1.9	1.8

Amount of fixed charges not covered by earnings	—	—	—	$(26,647)	—	—	—